 Exhibit 99.2

Xinyuan Real Estate Co., Ltd. Announces Redemption of Convertible Note

BEIJING, November 10, 2014 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced that the Company entered into a note redemption agreement with TPG Asia VI SF Pte. Ltd. (the “Holder”) on November 7, 2014, pursuant to which the Company has agreed to redeem in full on December 1, 2014 (the “Redemption Date”) its 5% senior secured convertible notes due 2018 in an aggregate principal amount of US$75,761,009 issued on September 19, 2013 to the Holder (the “Note”).

The Company will pay in cash as a redemption price an amount equal to (1) the principal of the Note, plus (ii) all accrued and unpaid interest up to and including the Redemption Date, plus (iii) an amount equal to the principal multiplied by 13%. The company has available cash to fund the redemption, however it is also considering other alternatives to finance the redemption.

The Note contains a financial maintenance covenant relating to a Fixed Charge Coverage Ratio as well as a limitation on the incurrence of indebtedness. The Company and the Holder have agreed to waivers of those covenants beginning as of June 30, 2014 and most recently through December 1, 2014. The Company determined to redeem the Note early on a negotiated basis to be able to continue its business development without the constraints imposed by the covenants.

After the redemption, the Company will have no outstanding Note. The Company will continue to have outstanding an aggregate principal amount of $US400 million in senior notes. TPG remains a strategic investor of Xinyuan through its common shares holdings and will continue to have a right to a seat on Xinyuan’s Board’s as long as it continues to hold at least 5% of the outstanding common shares.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Forward Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with regard to the redemption of the Note.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. No assurance can be given that the redemption discussed above will be completed on the terms described, or at all.  Redemption of the Note is subject to numerous factors, many of which are beyond the control of the Company, including those set forth in or incorporated by reference into the Risk Factors section of our annual report on Form 20-F for the year ended December 31, 2013. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Jing Ye

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com